SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.



                           FORM U-57



     NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS




               Filed under section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended




                    Edison First Power Limited



                               by



                     Edison Mission Energy


                    18101 Von Karman Avenue
                           Suite 1700
                        Irvine, CA 92715

Notification

     Edison Mission Energy ("Edison Mission") hereby files with the Securities and Exchange Commission ("Commission"), pursuant to section 33 of the Public Utility Holding Company Act of 1935 ("Act"), as amended by section 715 of the Energy Policy Act of 1992, P.L. 102-486, and Rule 57 of the implementing regulations thereunder, 17 C.F.R. section 250.57, this notice that Edison First Power Limited ("Edison First Power"), a Limited Liability Company organized under the laws of Guernsey, The Channel Islands, is a foreign utility company in which Edison Mission intends to acquire voting security interests.
     Edison First Power will not own or derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale (or the distribution at retail of natural gas or manufactured gas for heat, light, or power) within the United States. Neither Edison First Power nor any subsidiary company of Edison First Power is a public utility company operating in the United States.
Item 1
Name and registered branch office of the entity claiming foreign utility company status

Edison First Power Limited
Lansdowne House
Berkeley Square
London
W1X 5DH
Description of the facilities used for the generation, transmission, or distribution of electric energy for sale
     Edison First Power's facilities used for the generation, transmission, or distribution of electric energy for sale will consist of a 1960 MW coal fired generating plant at Fiddler's Ferry Power Station, Warrington, Cheshire, England and a 1994 MW coal fired generating plant at Ferry Bridge C' Power Station, Knottingley, West Yorkshire, England and interconnection equipment connecting the generating units with the national grid of England and Wales. Edison First Power intends to acquire such facilities on or about July 18, 1999.
Ownership of the Company
     Edison First Power Limited has 1 class of voting securities authorized, consisting of the Guernsey equivalent of common stock. Edison Mission will hold 100 percent of such voting securities through its indirect, wholly-owned subsidiary Maplekey UK Limited.
Item 2
Domestic associate public-utility company and holding company
     Southern California Edison Company ("SCEC") is the only domestic public-utility company that is an associate company of Edison First Power. SCEC itself will have no interest in Edison First Power. SCEC is a direct, wholly-owned subsidiary company of Edison International, which is a public utility holding company exempt from registration under section 3(a)(1) of the Act, pursuant to Rule 2. Edison Mission is wholly-owned by The Mission Group, which is a direct, wholly owned subsidiary of Edison International.
EXHIBIT A
Documents incorporated by reference
     SCEC is the only associate company or affiliate of Edison First Power that is subject to the regulation of its retail electric or gas rates by a State commission. The California Public Utilities Commission (PUC) is the sole State commission with jurisdiction over the retail rates of SCEC.
     Section 33(a)(2) of the Act provides that an exemption under section 33(a)(1) shall not apply or be effective unless every State commission having jurisdiction over the retail electric or gas rates of a public utility company that is an associate company or an affiliate company of a company otherwise exempted under section 33(a)(1) "has certified to the Commission that it has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority." However, this requirement is deemed satisfied if the State commission had, prior to the date of enactment of the Energy Policy Act of 1992 (October 24, 1992) "on the basis of prescribed conditions of general applicability, determined that ratepayers of a public utility company are adequately insulated from the effects of diversification and the diversification would not impair the ability of the State commission to regulate effectively the operations of such company." As contemplated by this provision, the PUC in authorizing the creation of Edison International
(formerly SCEcorp) in 1988 considered the effect of diversification on SCEC.
The PUC imposed various conditions of general applicability on the operations of the holding company system and, based on those conditions, determined that the ratepayers of SCEC are adequately insulated from the effects of diversification, and that diversification would not impair the PUC's ability to regulate effectively SCEC's operations.
     In approving the formation of the Edison International holding company system, the PUC imposed 15 conditions of general applicability on SCEC and the holding company. Southern California Edison Company, 90 PUR4th 45 (Cal. PUC
1988). In formulating these conditions, the PUC recognized the primary importance of insulating SCEC's ratepayers from the effect of diversification:
"The one thing we must make sure of is that the activities of the holding company and its nonutility enterprises do not adversely affect the ratepayers of the utility." Id. at 63. The PUC concluded that the conditions it adopted with regard to financial controls and reporting were "adequate to support our regulatory function" of so insulating SCEC's ratepayers. Id. Accordingly, the PUC adopted the conclusion of its Division of Ratepayer Advocates that the general conditions imposed upon the holding company would "[e]nsure that Edison ratepayers are insulated from all effects of nonutility activities." Id. at 69.
     Additionally, the PUC found that "given the conditions we will require, there should be no diminution of the Commission's ability to regulate Edison effectively or Edison's ability to provide reliable utility service at reasonable rates." Id. at 57. "The proposed reorganization is designed to result in a corporate structure which enhances management's ability to take advantage of nonutility business opportunities should they arise while not diminishing the Commission's ability to effectively regulate utility operations." Id. at 68.
     Accordingly, Edison First Power meets the criteria set forth in section 33(a) for qualification as a "foreign utility company."
     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

                    By:  ______________________________
                         Richard Lehfeldt
                         Vice President and Assistant General
                               Counsel
                         Edison Mission Energy
                         18101 Von Karman Avenue, Suite 1700
                         Irvine, California 92715


July 1, 1999